UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 333-226041

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SCANA CORPORATION 401(k) RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DOMINION ENERGY, INC.

120 Tredegar Street

Richmond, VA 23219

SCANA CORPORATION 401(k) RETIREMENT SAVINGS PLAN

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator

of SCANA Corporation 401(k) Retirement Savings Plan

Cayce, South Carolina

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of SCANA Corporation 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule listed in the Table of Contents has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/DELOITTE & TOUCHE LLP

Richmond, Virginia

June 26, 2020

We have served as the auditor of the Plan since at least 1977; however, an earlier year could not be reliably determined.

SCANA CORPORATION 401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31, (Thousands of Dollars)	2019	2018

Assets
Investments at Fair Value - Participant Directed Investments	$1,122,578	$1,005,144
Receivables:
–Participant contributions	—	1,584
–Employer contributions	1,588	1,725
SCANA Corporation dividends receivable	—	877
Notes receivable from participants	22,988	24,019
Accrued Investment Income	36	17

Total Receivables	24,612	28,222

Net Assets Available for Benefits	$1,147,190	$1,033,366

See Notes to Financial Statements.

SCANA CORPORATION 401(k) RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2019 (Thousands of Dollars)

Additions:
Investment Income:
Interest and Dividends	$42,527
Net appreciation in fair value of investments	164,923

Total Investment Income	207,450
Interest income on notes receivable from participants	1,285
Contributions:
Participant contributions	34,472
Rollover contributions	1,624
Employer contributions	23,413

Total contributions	59,509

Total additions	268,244
Deductions:
Distributions to participants	(153,985)
Administrative expenses	(435)

Total deductions	(154,420)

Net Increase in Net Assets	113,824
Net Assets Available for Benefits, Beginning of Year	1,033,366

Net Assets Available for Benefits, End of Year	$1,147,190

See Notes to Financial Statements.

SCANA CORPORATION 401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Description of the Plan

Effective January 1, 2019, SCANA Corporation (the Company) became a wholly-owned subsidiary of Dominion Energy, Inc. (Dominion Energy), and Dominion Energy Services, Inc., a wholly-owned subsidiary of Dominion Energy, became the Plan Administrator and the named fiduciary of the SCANA Corporation 401(k) Retirement Savings Plan (the Plan). The Company remains the sponsor of the Plan, though the board of directors of Dominion Energy has the authority to terminate the Plan or to adopt such amendments to the Plan as the board considers appropriate. The board of Dominion Energy, Inc. has delegated its authority to adopt certain Plan amendments to its Chief Administrative Officer and to a committee appointed by its Chief Executive Officer.

In connection with the Company’s acquisition by Dominion Energy, shares of the Company held by the Plan were exchanged for shares of Dominion Energy.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General

Employees must be at least 18 years of age and be receiving eligible earnings from the Company or participating subsidiaries or be on an authorized leave of absence to be eligible to participate in the Plan. The Plan is a profit sharing plan with stock bonus and employee stock ownership components. The Plan is intended to qualify under Internal Revenue Code (IRC) sections 401(a), 401(k) and 401(m). The stock bonus and employee stock ownership components (the assets of which are invested in the Common Stock Fund) are intended to qualify under IRC sections 401(a) and 4975(e)(7). Effective January 2, 2019, the Common Stock Fund invests exclusively in the common stock of Dominion Energy and holds only shares of Dominion Energy common stock and dividends declared on such stock (pending distribution to participants or reinvestment in accordance with the Plan’s terms). The Plan’s assets are held by Bank of America, N.A., the Plan’s trustee (Trustee), pursuant to a trust agreement. The Plan’s recordkeeper is Bank of America Merrill Lynch (Recordkeeper). The Plan is subject to the provisions of ERISA.

Contributions

The Plan allows participants to contribute up to 75% of eligible earnings on an after-tax basis (Regular Contributions) or before-tax basis (Tax Deferred Contributions), subject to certain IRC limitations. The Plan has an automatic enrollment feature for all eligible employees hired or rehired on or after January 1, 2014. Employees who are eligible to participate in the Plan are enrolled with a 3% before-tax contribution. The Plan also contains an automatic election escalator feature for participants who are automatically enrolled in the Plan. The automatic escalator feature increases participants’ before-tax contribution rate from the automatic enrollment rate of 3% on an annual basis in increments of 1% until they reach a maximum of 6% unless they opt out of the automatic escalation feature. These automatic enrollment and escalation amounts will be invested in the Vanguard Target Retirement Fund with a target year that most closely approximates the year of the participant’s 65th birthday, unless the participant chooses other investment options under the Plan. The Company and participating subsidiaries match participant contributions on a dollar for dollar basis up to 6% of eligible earnings. Participants age 50 or older or who will attain age 50 during the calendar year and are making the maximum amount of contributions allowed by the Plan or by law can make catch-up contributions. The Plan also allows for the acceptance of direct rollovers from eligible retirement plans, including Individual Retirement Accounts (IRA). All contributions are subject to various limits imposed by the IRC and the Plan.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions and any Company contributions and charged with withdrawals and a portion of Plan administrative expenses. Once contributions are in a participant’s account and invested, they are subject to earnings and losses based on the investment options selected by the participant. The benefit to which a participant is entitled is the participant’s vested account balance.

Investments

All of the Plan’s investments are participant directed. Upon enrollment in the Plan, participants may direct the investment of their contributions and employer contributions into various investment options offered by the Plan.

Vesting

Participants are fully and immediately vested in all contributions and the earnings on these amounts, whether made by Participants or the Company or participating subsidiaries.

Participant Loans

Participants are eligible to secure loans against their plan account with a maximum repayment period of 5 years, or 10 years for loans taken for the purpose of purchasing principal residence. The minimum loan amount is $500 and the maximum loan amount is the lesser of:

•	50% of the vested account balance, or

•	$50,000 (reduced by the difference between the highest outstanding loan balance during the prior 12 months and the outstanding loan balance on the date of the new loan)

The loans are interest-bearing at the prime rate of interest plus 1%. The rate is determined at the beginning of each month if a change has occurred in the prime rate. However, the rate is fixed at the inception of the loan for the life of the loan.

Participants make principal and interest payments to the Plan through payroll deductions. Terminated and retired employees may make arrangements with the Recordkeeper to continue their loan payments until the loan is paid in full. Any defaults in loans result in a reclassification of the remaining loan balances as taxable distributions to the participants.

Distributions and Withdrawals

Before attainment of age 59-1/2, participants may request in-service withdrawals from their account balances. A distribution from Company matching contributions may only be made from those contributions that have been held in the participant’s account for two years following the close of the Plan year during which they were made. However, if participants have participated in the Plan for at least five years, all Company matching contributions are eligible for distribution. Participants may not receive in-service withdrawals from their Tax Deferred Contributions before attaining age 59-1/2 unless they demonstrate a financial hardship. Participants may receive a full distribution from the Plan after attaining age 59-1/2 or in the event of retirement, death, disability or other termination of employment.

Flexible Dividend Options

Participants are given the choice of (1) receiving cash dividends paid on vested shares held in their Common Stock Fund or (2) reinvesting the dividends in the Dominion Stock Fund, if no elections are made.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, and changes therein.    Actual results could differ from those estimates.

Risks and Uncertainties

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the value of the participants’ account balances and the amounts reported in the financial statements.

Investments Valuation

The Plan’s investments are stated at fair value (see Note 3).

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Investment Income

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on their payment date or accrued if earned before year-end and paid after year-end.

Management fees and operating expenses charged to mutual fund investments are deducted from income earned daily and are not separately reflected. Management fees and operating expenses charged to the Plan for investments in the common collective trusts are accrued daily and charged to the Plan at the end of each month. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative expenses

Administrative expenses are paid primarily by the participants from their accounts. The Company pays certain other costs to administer the Plan, which are not charged to the Plan. A portion of the Plan expenses may be paid from Plan forfeitures, if available. As part of the Plan expenses, participants pay a fee for each share of Company common stock bought or sold at their direction and a nominal participant fee assessed on a quarterly basis.

Payment of Benefits

Benefits payments to participants are recorded upon distribution.

Excess Contributions Payable

The Plan is required to return to plan participants any contributions received during the Plan year in excess of the IRC or the Plan limits. There were no excess contributions payable at December 31, 2019 and 2018.

Accounting Standards Update

In August 2018, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) 2018-13, Fair Value Measurement (Topic 820) - Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement, which amends certain disclosure requirements of ASC 820. ASU 2018-13 removed the requirement to disclose the amount of and reasons for transfers between level 1 and level 2 of the fair value hierarchy as well as the policy for timing of transfers between levels. The ASU also modified the disclosure for investments in certain entities that calculate net asset value (NAV) to disclose the timing of liquidation of an investee’s assets and the date when restrictions from redemption might lapse only if the investee has communicated the timing to the Plan or announced the timing publicly. It also clarified the measurement uncertainty disclosure to communicate information about the uncertainty in measurement as of the reporting date. The guidance is effective for fiscal years beginning after December 15, 2019. The Plan is currently evaluating the impact of this ASU on the financial statements but does not expect the adoption to have a material impact.

3.	Fair Value Measurements

ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Asset Valuation Techniques

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2019 and 2018.

Common Stock Fund — Invests exclusively in the common stock of Dominion Energy and holds only shares of Dominion Energy common stock and dividends declared on such stock. The fund is valued at the closing price reported on the active market on which the individual securities are traded.

Mutual Funds —Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common Collective Trust Funds:

Collective Trust Funds — Valued at the net asset value of units of the common collective trust fund. The NAV as provided by the trustee is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported net asset value. Participant transactions (purchased and sales) may occur daily. If the Plan initiates a full redemption of the collective trusts, the issuer reserves the right to require 60 days’ notification in order to confirm that securities liquidations will be carried out in an orderly business manner. The funds held by the Plan have a daily redemption frequency and have no unfunded commitments or notice period requirement for participants.

Stable Value Fund — A collective trust fund that is composed primarily of fully benefit-responsive investment contracts that is valued at the NAV of units of the bank collective trust. The NAV value is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to require 12 months’ notification in order to confirm that securities liquidations will be carried out in an orderly business manner. The fund held by the Plan have a daily redemption frequency and have no unfunded commitments or notice period requirement for participants.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2019 and 2018. There were no Level 2 or Level 3 fair value measurements for any period presented.

(Thousands of Dollars)	2019	2018

Level 1 investments:
Common stock fund	$423,086	$342,866
Mutual funds	407,475	577,521

Total assets in the fair value hierarchy	830,561	920,387

Investments measured at NAV:
Common collective trusts funds (including stable value fund)	292,017	84,757

Total investments at fair value	$1,122,578	$1,005,144

Transfers Between Levels

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

The significance of transfers between levels are evaluated based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2019 and 2018, there were no transfers between levels.

4.	Federal Income Tax Status

The Plan is a qualified employees’ profit sharing trust under Section 401(k) of the IRC and, as such, is exempt from federal income taxes under Section 501(a). Pursuant to Section 402(a) of the IRC, a participant is not taxed on the income and pre-tax contributions allocated to the participant’s account until such time as the participant or the participant’s beneficiaries receive distributions from the Plan.

The Plan obtained its latest determination letter on May 19, 2016, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC and therefore, the related trust is exempt from taxation. In December 2016, the IRS began publishing a Required Amendments List (List) for individually designed plans which specifies changes in qualification requirements. The List is published annually and requires plans to be amended for each item on the List, as applicable, to retain its tax exempt status. The Plan has been amended since applying for the determination letter; however, the Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5.	Exempt Party-In-Interest Transactions

At December 31, 2019, the Plan held 5.1 million shares of common stock of Dominion Energy, the named fiduciary of the plan, with a cost basis of $379.1 million. At December 31, 2018, the Plan held 7.2 million shares of common stock of SCANA Corporation, the sponsoring employer, with a cost basis of $289.8 million. During the year ended December 31, 2019, the Plan recorded dividend income of $18.9 million.

In addition, the Plan issues loans to participants, which qualify as permitted party-in-interest transactions. Such loans are secured by the vested balances in the participants’ accounts.

The Trustee is a party-in-interest. Any administrative expenses for record keeping, servicing fees and other expenses paid to the Trustee during 2019 qualify as permitted party-in-interest transactions.

6.	Plan Termination

Although it has not expressed any intent to do so, Dominion Energy has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA.

7.	Subsequent Events

Subsequent events were evaluated through June 26, 2020, the date the financial statements were issued.

Subsequent to year end, there was an outbreak of the novel coronavirus (COVID 19) which impacted the financial markets and the global economy. The outbreak of COVID 19 is still on-going and the extent of the impact of COVID-19 on the Plan’s net assets available for benefits and changes in net assets available is uncertain. The related financial impact and duration cannot be reasonably estimated at this time.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security (CARES) Act was passed by Congress. The CARES Act provided fast and temporary relief for retirement plan sponsors and their participants. The provisions of the CARES Act may be effective and operationalized immediately, prior to amending the plan document.

The Plan has implemented the following relief provisions. The Plan is evaluating the impact of the relief but does not expect the implementation to have a significant impact on the Plan’s net assets available for benefits.

•

Coronavirus-related distribution– Participants may take a coronavirus-related distribution of up to $100,000 from their retirement plan without a 10% early withdrawal penalty. Eligible distributions can be taken up to December 31, 2020. Coronavirus-related distributions may be repaid within three years.

•	Required minimum distributions (RMDs) – RMDs were temporarily suspended for 2020.

Management plans to amend the Plan as required by December 31, 2022.

Effective April 28, 2020, the Plan changed its trustee and recordkeeper to The Northern Trust Company and Voya Financial Inc., respectively. In connection with this change, the Plan joined the Dominion Energy Inc. Defined Contribution Master Trust and revised its investment options to match Dominion Energy Inc.’s other defined contribution plans. As a result, all of the Plan’s investments except for the Common Stock Fund were liquidated and balances were transferred to the new investment options based on participants’ elections. If no elections were made, balances were transferred to the Vanguard Target Retirement Trust Funds corresponding with a participant’s age (assuming retirement at age 65).

SCANA CORPORATION 401(k) RETIREMENT SAVINGS PLAN

SUPPLEMENTAL SCHEDULE

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Form 5500, Schedule H, Part IV, Line 4i EIN: 57-0784499, Plan 002

(Thousands of Dollars)	Cost **	Current Value

*Common Stock Fund		$423,086

Common Collective Trusts Funds:
Wells Fargo Stable Value Fund Q		77,551
Vanguard Target Retirement Income Trust Plus		5,932
Vanguard Target Retirement 2015 Trust Plus		7,235
Vanguard Target Retirement 2020 Trust Plus		18,734
Vanguard Target Retirement 2025 Trust Plus		58,096
Vanguard Target Retirement 2030 Trust Plus		24,721
Vanguard Target Retirement 2035 Trust Plus		39,515
Vanguard Target Retirement 2040 Trust Plus		12,015
Vanguard Target Retirement 2045 Trust Plus		24,875
Vanguard Target Retirement 2050 Trust Plus		8,395
Vanguard Target Retirement 2055 Trust Plus		8,054
Vanguard Target Retirement 2060 Trust Plus		6,894

		292,017

Mutual Funds:
AMG TimesSquare Mid Cap Growth Fund		27,787
DFA US Small Cap Value		12,834
Dodge & Cox International Stock Fund		28,889
Dodge & Cox Stock Fund		76,523
Harbor Capital Appreciation Fund		51,769
PIMCO Total Return Portfolio Institutional		29,627
T. Rowe Price Mid Cap Value Fund		36,869
Vanguard Extended Market Index Fund Institutional Class		12,380
Vanguard Institutional Index Fund		84,618
Vanguard Total Bond Market Index Fund Institutional Class		14,087
Vanguard Total International Stock Index Fund Institutional Class		9,965
Voya Small Cap Opportunities Fund Class R6		22,127

		407,475

Total investments		$1,122,578

*Loans to participants, maturing 2020 to 2029 at interest rates ranging from 4.25% to 6.5%		22,988

Total		$1,145,566

*	Denotes permitted party-in-interest
**	Cost information is not required for participant-directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SCANA CORPORATION 401(k) RETIREMENT SAVINGS PLAN

Date: June 26, 2020	/s/Regina J. Elbert

Regina J. Elbert
Vice President, Dominion Energy Services, Inc.
Human Resources Business Services